Exhibit 99.1

NEWS RELEASE

Wix.com Reports Third Quarter 2015 Results

Exceeds Outlook on Collections on a Constant Currency Basis, Revenue and Adjusted
EBITDA; Sequential Growth in Net Premium Subscription Additions, Gross Margin and Free
Cash Flow

-- Collections Increase of 47% Year-Over-Year on a Constant Currency Basis, Exceeding Prior Outlook --
-- Non-GAAP Gross Margin Increases over Prior Quarter to 84% --
-- Adjusted EBITDA of $4.7 million, a Quarter-Over-Quarter Increase of 34%, Exceeds Prior Outlook;
Increasing Full Year Outlook --
-- Added 140,000 Net Premium Subscriptions, the Largest Quarterly Net Increase in the Company’s
History, for a Total of Over 1.6 million --
-- Investment in R&D Paying Off: New Wix Editor Successfully Launched and Improving Conversion of
New Users --

TEL AVIV, Israel, November 4, 2015 -- Wix.com Ltd. (Nasdaq: WIX), a leading global web development platform, today reported financial results for the third quarter ended September 30, 2015.

	Three months ended Sept. 30,
$ in thousands	2014	2015	Y/Y growth	Prior Q3 2015 outlook
Collections (FX neutral to Q3 '14)		$65,743	47%	$64,000 - 65,000
Collections	$44,586	$61,580	38%	$61,000 - 62,000

Revenue (FX neutral to Q3 '14)		$56,282	50%	n/a
Revenue	$37,504	$53,582	43%	$52,000 - 53,000

Adjusted EBITDA	$(2,789)	$4,689	NM	$3,000 - 4,000

“The third quarter was our strongest ever highlighted by record additions in net premium subscriptions of 140,000.  This growth represents our largest quarterly increase ever, greatly increasing the value of our cohorts,” said Avishai Abrahami, CEO and Co-founder of Wix.

“We also extended our position as the leading innovator in the market with the launch of a completely re-imagined and redesigned Wix Editor. The new Wix Editor delivers industry first features, interfaces and capabilities to our users to seamlessly create, manage and grow their business online.  Since launch, initial results show an increase of 15% to 20% in the conversion of new users to premium subscriptions, proving that the investments we have made in R&D are paying off.”

Lior Shemesh, CFO of Wix, commented, “Our third quarter results reflect strong collections and revenue growth, improved gross margin and increased profitability as highlighted by gains in adjusted EBITDA and free cash flow.  A decline in exchange rates between the US Dollar and the Brazilian Real and Russian Ruble in the third quarter, while partially offset by financial gains through hedging activity, impacted our reported top line results.  Excluding this impact, we exceeded our outlook for collections and revenue this quarter.  We also continue to expand our profitability beyond our prior outlook on the strength of and inherent leverage in our freemium business model.”

Third Quarter 2015 Results and Highlights

•	Collections on a reported basis increased 38% to $61.6 million compared to $44.6 million for the third quarter of 2014

o	Excluding the impact of year-over-year changes in foreign exchange rates, collections would have been $65.7 million, an increase of 47% versus the prior year

•	GAAP revenues increased 43% to $53.6 million compared to $37.5 million for the third quarter of 2014

o	Excluding the impact of year-over-year changes in foreign exchange rates, revenue would have been $56.3 million, an increase of 50% versus the prior year

•	GAAP net loss was $(11.7) million, or $(0.30) per share, compared to a net loss of $(12.8) million, or $(0.34) per share, for the third quarter of 2014

•	Non-GAAP net loss was $(6.1) million, or $(0.15) per share, compared to a non-GAAP net loss of $(9.0) million, or $(0.24) per share, for the third quarter of 2014

•	Adjusted EBITDA was $4.7 million compared to $(2.8) million for the third quarter of 2014

•	Free Cash Flow increased to $5.4 million, an improvement over $(2.9) million for the third quarter of 2014

•	Added 140,000 net premium subscriptions in the period to reach 1.64 million as of September 30, 2015, a 46% increase over the prior year

•	Added over 4.8 million registered users in the third quarter to reach over 72 million as of September 30, 2015, a 34% increase compared to the prior year

Business Highlights

•
Launched a complete redesign of the Wix Editor: The new Wix Editor represents the first full redesign of the company’s web editing software since launching the industry’s first DIY HTML5 Editor in 2012.  With a highly improved user interface, industry-first features for a code-free platform and a more personalized experience for the user, the new Wix Editor makes it even easier for anyone to create, manage and grow their online presence.

•
Announced the launch of Wix Music 2.0: The updated Wix Music offering eliminates the need for musicians to piece together multiple products to build an online presence.   Wix Music integrates with Wix’s website builder and offers commission-free music sales, distribution to over 120 streaming services, promotion and ticketing capabilities, and fan management and communication tools in a single solution.

•
Operational excellence reduces passive churn: A focus on improving our payment and collection processes has improved passive churn by 10%, an example of how Wix uses operational excellence to maximize cohort value.

•	Continued mobile growth: Eclipsed 11 million mobile sites created on the Wix platform to date, making Wix among the largest mobile site development platforms globally.

•
Increasing platform engagement: Demonstrating the increasing engagement with the Wix ecosystem, users have saved over 200 million contacts onto the Wix platform.  Leveraging Wix’s MyAccount CRM system, users’ track customer activity data, manage relationships and communicate using WixShoutOut.

Financial Outlook

For the fourth quarter of 2015, the Company is introducing the following outlook:

	Outlook	Y/Y growth
Collections (FX neutral to Q4 '14)	$69 - $70 million	40% - 42%
Collections	$66 - $67 million	34% - 36%
Revenue	$55 - $56 million	32% - 35%
Adjusted EBITDA	$5 - $6 million	NM

The Company is updating its outlook for the full year 2015 to reflect the impact of foreign exchange rates and is raising the mid-point of Collections outlook on a constant currency basis.  Due to the decline of the Brazilian Real and the Russian Ruble in the third quarter by nearly 30% and 20%, respectively, reported collections will be impacted by an additional $3 million for a total of $15 million for the full year.  The updated outlook is as follows:

	Prior Outlook	Updated Outlook	Y/Y growth
Collections (FX neutral to 2014)	$253 - $257 million	$256 - $257 million	49% - 50%
Collections	$241 - $245 million	$241 - $242 million	41%
Revenue	$201 - $203 million	$202 - $203 million	42% - 43%
Adjusted EBITDA	$10 - $12 million	$12 - $13 million	NM

Conference Call and Webcast Information

Prior to today’s scheduled quarterly conference call, Wix will provide a written summary of the quarter along with a supplemental data sheet and supporting slides. These materials provide shareholders and analysts with additional time and detail for analyzing results in advance of the quarterly conference call. The materials will be available before the conference call at https://investors.wix.com/results.cfm.

Wix.com’s third quarter 2015 teleconference and webcast will be held at 8:30 a.m. ET on Wednesday, November 4, 2015 and will include only brief comments by management followed by a question-and- answer session.  The aforementioned summary document will not be read on the call.

To participate on the live call, analysts and investors should dial 866-393-4306 (US/Canada), 734-385-2616 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call.  A telephonic replay of the call will be available through November 11, 2015 at 11:59 p.m. ET by dialing 855-859-2056 (US/Canada) or 404-537-3406 (International) and providing Conference ID: 54703105.

Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at https://investors.wix.com/.

Upcoming Events

Wix management will present at the RBC Capital Markets 2015 Technology, Internet, Media and Telecommunications Conference in New York on November 10, 2015 at 8:50 a.m. ET.  Wix has posted a link to the webcast on the “Investor Relations” section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.

Wix.com is a leading cloud-based web development platform with over 73 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. The Wix Editor and highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in San Francisco, New York, Miami, Vilnius and Dnepropetrovsk.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: Collections, Collections and Revenue on a constant currency basis, adjusted EBITDA, free cash flow, non-GAAP net loss and non-GAAP net loss per share (collectively the "non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. We adjust collections and revenue to measure them on a constant currency basis by assuming the same exchange rates as the prior period applied to the reported figures in the current period. Adjusted EBITDA is defined as net profit or loss before interest, bank charges and other financial expenses (income), net unrealized losses (gains) on hedging transactions, other expenses, taxes on income, depreciation amortization, and other unusual or non-recurring expenses, share-based compensation expense and including the effect of the changes in deferred revenue and prepaid domain registration costs. Free cash flow is defined as net cash provided by (used in) operating activities less capital expenditures.  Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense and other non-GAAP adjustments. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The company believes that it provides useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The company has not reconciled adjusted EBITDA guidance to net profit because it does not provide guidance for net profit. As items that impact net profit are out of the company's control and/or cannot be reasonably predicted, the company is unable to provide such guidance. Accordingly, a reconciliation to net profit is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the company’s 2014 annual report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2015. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Joe Pollaro
Wix.com
ir@wix.com
+1 415.449.4718

Jonathan Schaffer / Taylor Krafchik
The Blueshirt Group
ir@wix.com
+1 212.871.3953 / + 1 212.871.3938

Media Relations:
Eric Mason
Wix.com
ericmason@wix.com
+1 650.533.0836

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	September 30,
	2014	2015
Assets	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	$40,200	$40,409
Short term deposits	45,811	60,111
Restricted cash and deposit	5,909	3,835
Trade receivables	1,050	6,857
Prepaid expenses and other current assets	10,155	11,647
Total current assets	103,125	122,859
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	7,205	8,924
Prepaid expenses and other long-term assets	1,882	2,077
Intangible assets and goodwill, net	6,210	5,744
Total long-term assets	15,297	16,745

Total assets	$118,422	$139,604

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$4,611	$12,591
Employees and payroll accruals	13,645	12,635
Deferred revenues	64,058	90,736
Accrued expenses and other current liabilities	14,186	19,255
Total current liabilities	96,500	135,217

Long term deferred revenues	2,540	3,992
Long term deferred tax liability	732	651
Total long-term liabilities	3,272	4,643

Total liabilities	99,772	139,860

Shareholders' Equity
Ordinary shares	63	64
Additional paid-in capital	166,615	185,549
Other comprehensive loss	(2,950)	(762)
Accumulated deficit	(145,078)	(185,107)
Total shareholders' equity	18,650	(256)

Total liabilities and shareholders' equity	$118,422	$139,604

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Revenue	$37,504	$53,582	$100,282	$146,687
Cost of revenue	6,910	9,162	18,548	25,363
Gross Profit	30,594	44,420	81,734	121,324

Operating expenses:
Research and development	15,573	20,065	41,268	55,746
Selling and marketing	24,788	29,437	70,674	89,680
General and administrative	4,011	5,288	11,582	14,370
Total operating expenses	44,372	54,790	123,524	159,796
Operating loss	(13,778)	(10,370)	(41,790)	(38,472)
Financial income (expenses), net	1,463	(656)	1,606	441
Other income (expenses)	(1)	(4)	(5)	(5)
Loss before taxes on income	(12,316)	(11,030)	(40,189)	(38,036)
Taxes on income	456	694	1,301	1,993
Net loss	$(12,772)	$(11,724)	$(41,490)	$(40,029)

Basic and diluted net loss per share	$(0.34)	$(0.30)	$(1.10)	$(1.02)
Basic and diluted weighted-average shares used to compute net loss per share	37,984,341	39,729,159	37,716,878	39,173,068

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP STATEMENT OF OPERATIONS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$274	$428	$758	$973
Research and development	1,735	2,592	4,541	6,382
Selling and marketing	691	861	1,842	2,157
General and administrative	979	1,441	2,913	3,645
Total share based compensation expenses	3,679	5,322	10,054	13,157
(2) Amortization	14	155	34	466
(3) Withdrawn secondary offering expenses	-	-	365	-
(4) Acquisition related expenses	-	-	65	-
(5) Taxes on income	103	159	329	449
Total adjustments of GAAP to Non GAAP	$3,796	$5,636	$10,847	$14,072

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP GROSS MARGIN
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Gross Profit	$30,594	$44,420	$81,734	$121,324
Share based compensation expenses	274	428	758	973
Gross Profit -Non GAAP	30,868	44,848	82,492	122,297

Gross margin -Non GAAP	82%	84%	82%	83%

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Net Loss	$(12,772)	$(11,724)	$(41,490)	$(40,029)
Adjustments:
Interest, bank charges & other financial expenses (income), net	218	1,385	43	1,431
Unrealized gains on hedging transactions	(1,621)	89	(1,897)	1,102
Other expenses	1	4	5	5
Taxes on income	456	694	1,301	1,993
Depreciation	724	1,472	1,783	3,600
Amortization	14	155	34	466
Withdrawn secondary offering expenses	-	-	365	-
Acquisition related expenses	-	-	65	-
Share based compensation expenses	3,679	5,322	10,054	13,157
Change in deferred revenue	7,082	7,998	21,694	28,130
Change in prepaid domain registration costs	(570)	(706)	(1,882)	(2,161)
Total adjustments	$9,983	$16,413	$31,565	$47,723

Adjusted EBITDA	$(2,789)	$4,689	$(9,925)	$7,694

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Net Loss	$(12,772)	$(11,724)	$(41,490)	$(40,029)

Share based compensation expense and other Non GAAP adjustments	3,796	5,636	10,847	14,072
Non-GAAP net loss	$(8,976)	$(6,088)	$(30,643)	$(25,957)

Basic and diluted Non GAAP net loss per share	$(0.24)	$(0.15)	$(0.81)	$(0.66)
Weighted average shares used in computing basic and diluted Non GAAP net loss per share	37,984,341	39,729,159	37,716,878	39,173,068

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Revenues	$37,504	$53,582	$100,282	$146,687
Collections	$44,586	$61,580	$121,976	$174,817
Adjusted EBITDA	$(2,789)	$4,689	$(9,925)	$7,694
Number of registered users at period end	54,112	72,289	54,112	72,289
Number of premium subscriptions at period end	1,125	1,643	1,125	1,643

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Revenues	$37,504	$53,582	$100,282	$146,687
Change in deferred revenues	7,082	7,998	21,694	28,130
Collections	$44,586	$61,580	$121,976	$174,817

Wix.com Ltd.
RECONCILIATION OF COLLECTIONS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	September 30,
	2014	2015
	(unaudited)
Collections	$44,586	$61,580
F/X impact on Q3/15 using Q3/14 rates	-	4,163
Collections excluding FX impact	$44,586	$65,743

Y/Y%		47%

	Three Months Ended
	June 30,	September 30,
	2015	2015
	(unaudited)
Collections	$57,368	$61,580
F/X impact on Q3/15 using Q2/15 rates	-	635
Collections excluding FX impact	$57,368	$62,215

Q/Q%		8%

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$(1,226)	$6,687	$(1,867)	$11,354
Capital expenditures, net	(1,702)	(1,285)	(4,681)	(5,217)
Free Cash Flow	$(2,928)	$5,402	$(6,548)	$6,137

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	December 31, 2015		December 31,2015
	Low	High	Low	High

Projected revenues	$55,000	$56,000	$202,000	$203,000
Projected change in deferred revenues	11,000	11,000	39,000	39,000
Projected collections	$66,000	$67,000	$241,000	$242,000

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine Months Ended
	September 30,
	2014	2015
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(41,490)	$(40,029)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,783	3,600
Amortization	34	466
Share based compensation expenses	10,054	13,157
Tax benefit related to exercise of share options	329	449
Increase in accrued interest and exchange rate on short term and long term deposits	-	(746)
Deferred income taxes, net	7	(82)
Increase in trade receivables	(331)	(5,807)
Increase in prepaid expenses and other current and long-term assets	(4,579)	(1,346)
Increase in trade payables	1,550	7,878
Increase (decrease) in employees and payroll accruals	5,337	(1,010)
Increase in short term and long term deferred revenues	21,804	28,130
Increase in accrued expenses and other current liabilities	3,630	6,694
Other, net	5	-
Net cash provided by (used in) operating activities	(1,867)	11,354
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	1,202	50,816
Investment in short-term deposits and restricted deposits	(50,367)	(62,073)
Purchase of property and equipment	(4,681)	(5,217)
Payment for Businesses acquired	(1,295)	-
Net cash used in investing activities	(55,141)	(16,474)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	521	5,329
Proceeds from issuance of Ordinary shares in IPO, net	(130)	-
Net cash provided by financing activities	391	5,329
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(43)	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(56,660)	209
CASH AND CASH EQUIVALENTS—Beginning of period	101,258	40,200
CASH AND CASH EQUIVALENTS—End of period	$44,598	$40,409